EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

ANNUAL LOCK SEGMENT OPTION RIDER

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to Annual Lock Segments which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

This Rider is effective immediately.

The following is added to the definition of Index Performance Rate:

SECTION [2.01(b)] INDEX PERFORMANCE RATE

For the Annual Lock Segment Option, “Index Performance Rate” means the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. This calculation, called the point-to-point- method, compares the change in the Index between two discrete points in time, namely the Segment Start Date and the Segment Maturity Date. The annual Index Performance Rate is the annual percentage change in the value of the related Index from the Segment Start Date (or the prior year’s Annual Lock Anniversary) to the following Annual Lock Anniversary (or the Segment Maturity Date). In certain instances, an Index may not publish a price on a Segment Start Date, Segment Maturity Date, or Annual Lock Anniversary in which case we will use the last published price as the price on such a Segment Start Date, or Segment Maturity Date for purposes of calculating the Index Performance Rate or annual Index Performance Rate. The Index Performance Rate or annual Index Performance Rate may be positive or negative.

The following is added to the definition of Segment Rate of Return:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the Annual Lock Segment Option, your Segment Rate of Return is determined as follows:

Annual Lock Segment Rate of Return

The Annual Lock Segment Rate of Return is equal to the cumulative result of each successive “Annual Lock Yearly Return” over the Segment Duration, beginning on the Segment Start Date and ending on the Segment Maturity Date[, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

The Performance Cap Rate for Annual Lock Segments is on an annual basis, not for the entire Segment Duration.

The “Annual Lock Yearly Return” is determined by the annual Index Performance Rate multiplied by the Participation Rate and is subject to the annual Performance Cap Rate and the Segment Buffer as shown in the table below:

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If the annual Index Performance Rate multiplied by the Participation Rate:	Then the Annual Lock Yearly Return will be:

Exceeds the Annual Lock [1 Year] Performance Cap Rate	Equal to the Annual Lock Segment Performance Cap Rate

Is positive but is less than or equal to the [1 Year] Performance Cap Rate	Equal to the annual Index Performance Rate multiplied by the Participation Rate

Is between zero and the Annual Lock Segment Buffer, inclusive of both	Equal to 0%

Is more negative than the Annual Lock Segment Buffer	Negative, to the extent the percentage decline exceeds the Annual Lock Segment Buffer

The first “Anniversary Ending Amount” of an Annual Lock Segment is determined by the Segment Investment plus the Segment Investment multiplied by the first year’s Annual Lock Yearly Return. An “Anniversary Ending Amount” is determined on the “Annual Lock Anniversary” for each year of the Annual Lock Segment.

In the second and later years, the Anniversary Ending Amount is determined by the previous year’s Anniversary Ending Amount (which reflects the Segment Investment adjusted cumulatively by the previous years’ Annual Lock Yearly Returns) plus the previous year’s Anniversary Ending Amount multiplied by the current year’s Annual Lock Yearly Return.

Your Segment Maturity Value is determined in the same manner as the Anniversary Ending Amount in the second and later years.

Effect of Withdrawals on an Annual Lock Segments

Withdrawals from Annual Lock Segments will reduce your Segment Investment on the Transaction Date on a pro-rata basis and such adjustment will be reflected in each Anniversary Ending Amount.

The following is added to the definition of Segment Type:

SECTION [2.01(r)] SEGMENT TYPE

Annual Lock Segment Type

Subject to the terms and conditions of Section [2.01(n)], the Annual Lock Segment Type offers a [1 Year] Performance Cap Rate and Segment Buffer that is declared at the Segment Start Date for each year of the Segment Duration. If an Annual Lock Segment Type is available under your Contract on the Contract Date, it is shown in the Data Pages.

The following is added to the Segment Interim Value section:

SECTION [2.04] SEGMENT INTERIM VALUE

For the Annual Lock Segment Option,, at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing three different hypothetical options: (1) buying an At-the-Money Call Option, (2) selling an Out-of-the-Money Call Option, and (3) selling an Out-of-the-Money Put Option, for 1-year starting at Segment Start Date and forward starting for the following Segment years.

At-the-Money Call Option gives the right to buy the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date.

Out-of-the-Money Call Option gives the right to buy the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date increased by the Performance Cap Rate.

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Out-of-the-Money Put Option gives the right to sell the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date decreased by the Segment Buffer.

RIDER CHARGE

There is no charge for this Rider.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[
Mark Pearson, Chief Executive Officer]	José Ramón González Chief Legal Officer and Secretary]

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